================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF JULY, 2006

                                   ----------

                               COPA HOLDINGS, S.A.
                 (Translation of Registrant's Name Into English)

                                   ----------

       Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
                           Urbanizacion Costa del Este
                       Complejo Business Park, Torre Norte
                                 Parque Lefevre
                               Panama City, Panama
                    (Address of principal executive offices)

                                   ----------

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]     No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- _____)

================================================================================

  COPA AIRLINES REPORTS A 91.88 PERCENT ON-TIME PERFORMANCE FOR SECOND QUARTER
                                      2006

             THE AIRLINE HAS ONE OF THE BEST RECORDS IN THE INDUSTRY

    PANAMA CITY, July 19 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings, reported an on-time performance of 91.88 percent for second quarter 2006, one of the best in the airline industry worldwide. In addition, during this same period, the airline maintained a 99.7 percent operational completion rate for flights within Panama and to other destinations where Copa flies.

    Copa Airlines offers nonstop service to Panama City from four U.S. cities: twice daily from Miami, daily from New York City, daily from Los Angeles, and five times a week from Orlando.

    "Copa continually stands out as one of the most punctual airlines in the industry, part of our ongoing efforts to provide the highest level of customer service," said Jorge Garcia, Commercial Vice President. "Copa's coworkers, from our hub personnel to the fleet maintenance group, work hard to ensure that our passengers arrive on time to their final destination."

    The Copa fleet, one of the youngest in the world, is composed of Boeing 737 Next Generation and Embraer 190AR aircraft.

    Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers more than 110 daily scheduled flights to 33 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental share a strategic alliance partnership that includes joint participation in Continental's award- winning frequent flyer program, OnePass. For more company information, visit http://www.copaair.com .

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                        Copa Holdings, S.A.
                                                        ------------------------
                                                        (Registrant)

Date:  07/19/2006

                                                        By:    /s/ Victor Vial
                                                               -----------------
                                                        Name:  Victor Vial
                                                        Title: CFO